UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion's Wireless Video Surveillance Solution Used as Part of the Security Network at Largest Ever Presidential Inauguration. Dated February 17th, 2009	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion’s Wireless Video Surveillance Solution Used as Part of the Security Network at Largest Ever Presidential Inauguration

President Barack Obama, nation’s top leaders and a large crowd on hand protected during festivities

Mountain View, Calif., Feb. 17, 2009 – While the world’s eyes were on President Barack Obama’s historic inauguration late last month, Alvarion’s wireless video surveillance solutions among others were used by the U.S. government to ensure the safety of top U.S. leaders and a large crowd in presence during the day’s ceremonies. Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, provided a solution that was included as part of the overall wireless video surveillance network built by U.S. government during the inauguration on January 20, 2009, in Washington, D.C.

Protecting government officials and citizens on this day is crucial and takes years of planning by U.S. government. The network built by U.S. government included commercial solutions by several companies at multiple frequencies. Several video cameras were part of the surveillance network positioned around the Washington Mall to monitor the crowds with Alvarion’s BreezeACCESS® 4900, a multipoint wireless broadband solution designed specifically for public safety applications operating in the licensed 4.9 GHz frequency.

“We are proud to play a key role in helping ensure safety during this historical U.S. event together with our partner Electronic Technology Inc. (ETI), a leading public safety integrator based in the Kansas City area, that provided remote technical support at the event,” said Greg Daily, president of Alvarion, Inc. “With the continued emphasis placed on public and personal safety, Alvarion’s wireless video surveillance solutions are used by governments and agencies around the world to gain real-time, broadband access to critical databases. Alvarion’s solution, custom designed for this special application, leverages Alvarion’s large global customer base of broadband wireless solutions.”

“This inauguration is the largest ever in U.S. history, so security was our greatest concern in terms of protecting not only the President and top national leaders, but also the large crowds on hand,” said Dan Carr, President and Lead Consultant of ETI. “Alvarion’s BreezeACCESS provides the flexibility and portability to be rapidly and easily deployed anywhere, while offering broadband connectivity and security, which were all key factors in selecting this platform as part of the overall video surveillance network.”

Alvarion’s wireless video surveillance solution supplies a high-quality, reliable solution with secure encrypted connectivity and high bandwidth support, allowing high QoS for real-time video surveillance. Alvarion brings to the market a complete high quality, high speed broadband wireless solutions portfolio for a variety of advanced applications.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; as the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeACCESS” are the registered trademarks of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.